WISCONSIN PUBLIC SERVICE CORPORATION AND SUBSIDIARY EXHIBIT A-2

CONSOLIDATING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2000 Page 1

(Thousands)

	Wisconsin Public Service Corporation	WPS Leasing, Inc.	WPS Investments, LLC	Eliminations		Consolidated Statement of Income
				Debit	Credit

Operating Revenues
Electric utility revenues	$575,951	$ -	$-	$ -	$ -	$575,951
Gas utility revenues	264,519	-	-	-	-	264,519
Other nonutility	-	1,453	-	1,453	-	-
Total Operating Revenues	840,470	1,453	-	1,453	-	840,470

Operating Expenses
Electric production fuels	129,455	-	-	536	1,453	128,538
Purchased power	62,610	-	-	-	-	62,610
Gas purchased for resale	185,143	-	-	-	-	185,143
Other operating expenses	160,688	10	-	-	-	160,698
Maintenance	67,354	-	-	-	-	67,354
Depreciation and decommissioning	85,288	536	-	-	536	85,288
Taxes other than income	28,083	-	-	-	-	28,083
Total Operating Expenses	718,621	546	-	536	1,989	717,714

Operating Income	121,849	907	-	1,989	1,989	122,756

Other Income and (Deductions)
Allowance for equity funds used during construction	1,712	-	-	-	-	1,712
Other, net	17,865	-	-	-	105	17,970
Total Other Income and (Deductions)	19,577	-	-	-	105	19,682

Income Before Interest Expense	141,426	907	-	1,989	2,094	142,438

Interest Expense
Interest on long-term debt	20,751	1,082	-	-	-	21,833
Allowance for borrowed funds used during construction	(2,752)	-	-	-	-	(2,752)
Other interest	9,824	-	-	-	-	9,824
Total Interest Expense	27,823	1,082	-	-	-	28,905

Income Before Income Taxes	113,603	(175)	-	1,989	2,094	113,533
Income Taxes	40,122	(70)	-	-	-	40,052
Net Income	73,481	(105)	-	1,989	2,094	73,481

Preferred Stock Dividends Requirements	3,111	-	-	-	-	3,111
Earnings on Common Stock	$ 70,370	$ (105)	$-	$1,989	$2,094	$ 70,370